Filed by Ashford Inc.
(Commission File No. 001-36400) pursuant
to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange
Act of 1934

Subject Company: FelCor Lodging Trust Incorporated
Commission File No. 001-14236

ASHFORD INC.
FOURTH QUARTER CONFERENCE CALL
February 24, 2017, 11:00 am CT

Participant 1:
Hey, guys, good morning. Couple of things I wanted to touch on. First of all, with regards to the Remington transaction, I’m assuming things haven’t progressed anyway since we last spoke in November. You guys are still just awaiting the same private letter ruling you were awaiting before and there’s no update on timeline or any expectations. Is that a safe assumption, or have things changed a little bit since November?

Rob Hays:
No, Ryan, that’s a safe assumption. We’re still in status quo but, like I said, we’re making it clear that we’re going to continue to move forward with some of these acquisitions and we’re not going to allow that private letter ruling to delay what we see are some accretive initiation opportunities. But yeah, fundamentally, we’re in a similar position as we were in last quarter.

Participant 1:	And at what point do you decide to just scrap the Remington transaction saying it’s not going to work?
Rob Hays:	Well, eventually we’ll get to a position where we’ll have to choose between certain transactions and that deal. Yeah, we’re not there yet, but it will have to be a decision we make when we get there.
Participant 1:	Got you. So until you have an alternative you’re going to continue to move forward in Remington, obviously, given its an affiliated party is willing to be patient as well.
Rob Hays:	That’s right.
Participant 1:
Okay, that’s helpful.

And the second question I had was, with regard to the FelCor transaction, can you just help us understand how you guys came to the Ashford Inc. contribution component? It looks like it’s about 20% of Ashford Inc.’s float being issued to FelCor or somewhere in the ballpark at a pretty substantial value based on where Ashford Inc. share - price is today. How did you get - how did you kind of underwrite that, and how did you get comfortable with the right amount of equity distribution coupled with the actual value of that equity for the increased fees you’re going to get? What types of returns were you targeting? Help us understand that dynamic.

Rob Hays:	Well, Ashford Inc. and their independent directors weren’t involved in the decision of how much equity from Trust would be distributed, and that’s a choice for Ashford Trust and their directors.
Participant 1:	Well, right. I’m referring to the Ashford Inc. shares.
Rob Hays:	Ashford - well, the Ashford Inc. shares would be distributed from Ashford Trust; that’s an Ashford Trust decision.
Participant 1:	Oh, so those are shares not being paid by Ashford Inc., but paid by Ashford Trust.
Rob Hays:	Right, those are - that’s right.
Participant 1:	So, your share count doesn’t go up, got you.
Rob Hays:	Correct. So as of right now -
Participant 1:	Okay.
Rob Hays:	Ashford Trust owns 30% of Ashford Inc., and those will be a distribution. Instead of maintaining those within the platform.
Participant 1:	Wonderful.
Rob Hays:	It would move Ashford Trust from 30% ownership to 10%, and so that’s right.

Participant 1:	Okay, I understand now. They are secondary shares, not primary shares. I was thinking they were primary shares from you guys. Okay, no that’s helpful.
Rob Hays:
That’s right. But there was a decision from the Ashford Inc. - the independent directors to be willing to contribute certain warrants that further align the FelCor shareholders with the advisor, Ashford Inc., as well as the willingness to accept one of their board members, and obviously the willingness to sign this guarantee, this $18 million operational G&A synergy. So, those were decisions - agreements that our Board made, and we feel very strongly that they help align the deal and support the transaction.

Participant 1:	And the warrants are at $100 strike price if I recall?
Rob Hays:	Right, $100 strike price and a five-year term from the closing of the transaction.
Participant 1:	Yeah, I think all the Ashford Inc. shareholders will be very happy if those warrants were able to be executed, so…
Rob Hays:
And that’s the alignment, Ryan. I mean that’s our - that’s the argument. Anything that we can do to help align us - FelCor shareholders with the advisor is a good thing. That’s the principal that we’ve held in prime and in trust and it’s something that as we roll in, hopefully, the FelCor platform would be the same. And given that, post‑transaction, trust would still own directly 10% of - 10% of Ashford Inc. and FelCor shareholders would own a majority of the pro forma platform, at the end of the day, FelCor shareholders would own approximately 25‑26% of Ashford Inc. posing the transaction. So, we think that is very, very strong alignment, in addition to the warrant.

Participant 1:
No, that makes sense.

And the last question I had was, you talked -obviously, you talked about a lot about OpenKey, you talked about the fact that you pursue - you’re looking in the other opportunities similar to OpenKey. At what point do you guys decide you want to go out and raise capital to fund these acquisitions as opposed to using Ashford Inc. dollars to fund these acquisitions? I think we always thought that at some point, you know, Ashford Inc. would be buying these types of companies in some type of private equity fund as opposed to on balance sheet. Are you close to that level, are you not close to that level, or is acquisition too small to warrant it? Help us understand how we should frame that.

Jeremy Welter:
Yeah, the acquisition we’re actually - one that we’re looking at is a small acquisition, but we still have enough cash on hand to fund it. Some of these we’re looking at, you know, potentially where the sellers would still retain some equity, a minority position, so it’s not a full 100% ownership stake, and we’re willing to put some leverage on some of these investments to lower the cash purchase price that’s required from Ashford Inc. But I think as we kind of evaluate it, I think, that if we find a great deal, and it makes sense to fund it with issuing new equity, I think we’re always open to that, but we don’t see that with what we’re currently looking at today.

Rob Hays:
Right. And Ryan, I think if we find that the flow of deals is one where a private fund structure makes sense, we’re definitely open to that. Right now, the deals that we’re seeing are relatively small or very accretive small tuck ins, but as other opportunities grow and we continue to grow the platform, it’s always possible.

Participant 1:	Alright, that’s helpful, thanks guys.
Rob Hays:	Thanks, Ryan.

END

Forward Looking Statements
Certain statements and assumptions in this communication contain or are based upon "forward-looking" information and are being made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties. When we use the words "will likely result," "may," "anticipate," "estimate," "should," "expect," "believe," "intend," or similar expressions, we intend to identify forward-looking statements. Such statements are subject to numerous assumptions and uncertainties, many of which are outside Ashford Inc.’s (“Ashford”) control. These forward-looking statements are subject to known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated, including, without limitation: the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed combination with Remington; the failure to satisfy conditions to completion of the proposed combination with Remington, including receipt of regulatory approvals, stockholder approval and a private letter ruling from the IRS; changes in the business or operating prospects of Remington; adverse litigation or regulatory developments; our success in implementing our business development plans of integrating Ashford’s and Remington’s business and realizing the expected benefits of the transaction; risks that Ashford Trust will ultimately not pursue a transaction with FelCor Lodging Trust Incorporated (“FelCor”) or FelCor will reject engaging in any transaction with Ashford Trust; if a transaction is negotiated between Ashford Trust and FelCor, risks related to Ashford Trust’s ability to complete the acquisition on the proposed terms; the possibility that competing offers will be made; risks associated with business combination transactions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the acquisition will not be realized; risks related to future opportunities and plans for the combined company, including uncertainty of the expected financial performance and results of the combined company following completion of the proposed acquisition; disruption from the proposed acquisition, making it more difficult to conduct business as usual or maintain relationships with customers, employees, managers or franchisors; and the possibility that if the combined company does not achieve the perceived benefits of the proposed acquisition as rapidly or to the extent anticipated by financial analysts or investors, the market price of Ashford’s shares could decline; general volatility of the capital markets and the market price of our common stock; changes in our business or investment strategy; availability, terms and deployment of capital; availability of qualified personnel; changes in our industry and the market in which we operate, interest rates or the general economy; and the degree and nature of our competition. These and other risk factors are more fully discussed in Ashford’s filings with the Securities and Exchange Commission (the “SEC”). The forward-looking statements included in this communication are only made as of the date of this communication. Investors should not place undue reliance on these forward-looking statements. We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or circumstances, changes in expectations or otherwise.

Additional Information
This communication does not constitute an offer to buy or solicitation of any offer to sell securities. This communication relates to a proposal which Ashford Trust has made for a business combination transaction with FelCor that is supported by Ashford. In furtherance of this proposal and subject to future developments, Ashford, Ashford Trust and, if a negotiated transaction is agreed, FelCor may file one or more registration statements, prospectuses, proxy statements or other documents with the SEC. This communication is not a substitute for any registration statement, prospectus, proxy statement or other document Ashford, Ashford Trust or FelCor may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF ASHFORD, ASHFORD TRUST AND FELCOR ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT(S), PROSPECTUS(ES), PROXY STATEMENT(S) AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ASHFORD, ASHFORD TRUST, FELCOR AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents (if and when they become available) and other related documents filed with the SEC at the SEC’s web site at www.sec.gov, or by requesting them in writing or by telephone from Ashford at 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254, Attn: Investor Relations or (972) 490-9600. Investors and security holders may obtain copies of the documents filed with the SEC on Ashford’s website, www.ashfordinc.com, under the “Investors” link.

Certain Information Regarding Participants
Ashford Trust and Ashford and their respective directors and executive officers may be deemed participants in the solicitation of proxies in connection with the proposed transaction. You can find information about Ashford Trust’s directors and executive officers in Ashford Trust’s definitive proxy statement for its most recent annual meeting filed with the SEC on April 25, 2016. You can find information about Ashford’s directors and executive officers in Ashford’s definitive proxy statements for its most recent annual meeting and special meeting filed with the SEC on April 28, 2016 and October 7, 2016, respectively. You can find information about FelCor’s directors and executive officers in FelCor’s definitive proxy statement for its most recent annual meeting filed with the SEC on April 14, 2016. These documents are available free of charge at the SEC’s web site at www.sec.gov and (with respect to documents and information relating to Ashford Trust) from Investor Relations at Ashford Trust, as described above. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other related documents filed with the SEC if and when they become available.